
04006947


JAN 3 0 2004
PROCESSING
SECTION

SANTA FE FINANCIAL CORPORATION

2003

ANNUAL REPORT

For Fiscal Year
Ended June 30, 2003

Los Angeles:
820 Moraga Drive
Los Angeles, California 90049

Telephone: (310) 889-2500
Facsimile: (310) 889-2525

San Diego:
Post Office Box 270828
San Diego, California 92198-2828

Telephone: (858) 673-4722
Facsimile: (858) 673-5406

MESSAGE TO OUR SHAREHOLDERS

To Our Shareholders:

Fiscal 2003 continued to be a challenging year for the hotel industry in the San Francisco Bay Area, with Santa Fe experiencing a further decline in partnership revenues from Justice Investors. Fortunately, your Company was able to identify investment opportunities for its securities portfolio in a difficult economic environment giving rise to very positive year end results. Santa Fe was able to post income per share of $.80 for the fiscal year ended June 30, 2003, compared to a loss per share of $4.33 in the prior year.

Many of the factors identified in fiscal 2002 continued to significantly impact the hotel operations of the San Francisco Financial District Holiday Inn in fiscal 2003. Unlike other areas in California, the Bay Area has been especially slow to recover from the devastating impact that the terrorist attacks of September 11, 2001, had on tourism and the hospitality industry. The continued weakness in the Bay Area economy due to the failure of numerous internet and technology companies, has also resulted in a decrease in business travel and a reduction by airlines in the number of flights into San Francisco. The hotel has also faced more competition from new properties and from higher end properties that provide greater amenities to its guests, especially for the business traveler. These properties have also reduced room rates as hotel operators struggle to obtain occupancy. As a result, hotel revenues for fiscal 2003 declined by approximately 13% and average daily room rates declined to approximately $90 from approximately $115 in fiscal 2002. Although average monthly occupancy rates increased modestly to approximately 67% from 62% in fiscal 2002, the increase was not sufficient to offset the decline in average daily room rates. Unfortunately, this downward trend has continued into fiscal 2004 and, based on industry reports, management is expecting a slow recovery in the San Francisco hotel marketplace.

Management believes that the hotel is now in a very tough market environment, with many competitors better positioned to attract the business traveler and tourists. As part of the efforts to meet this increased competition, a new health and beauty spa was built on the lobby level of the hotel and new meeting rooms were constructed on the fourth floor during the fiscal year ended June 30, 2003. The Company continues to work with Justice Investors to find ways to improve the physical condition and amenities of the hotel, influence the marketing efforts of the lessee, and to seek other ways for the property to maintain its competitive position.

In the later part of fiscal 2003, Justice Investors conducted a comprehensive physical inspection of the hotel as permitted by the terms of the lease. In July 2003, Justice delivered to the hotel lessee, Felcor Lodging Trust, Inc. ("Felcor") and Holiday Inn a notice citing certain deficiencies in the physical condition of the hotel property and in its furniture, fixtures and equipment and requested that those deficiencies be corrected in accordance with the lessee's obligations under the lease. The initial term of the hotel lease expires on December 31, 2004; however, the lessee has the right to renew the lease for an additional term of five years, which would extend the lease to December 31, 2009. Under the terms of the lease, the lessee is required to notify Justice Investors of its intention to exercise the five-year option by December 31, 2003. To give the parties the opportunity to amicably resolve the issues concerning the alleged deficiencies in the condition of the hotel and other lease obligations, Justice and Felcor agreed to extend the date by which the lessee must give Justice notice of its intent to renew from December 31, 2003 to a date thirty days from the date that either party receives notice that the extension of time has been terminated. At this time, it is not certain whether Felcor will elect to exercise its option to extend the lease.

MESSAGE TO OUR SHAREHOLDERS

Due to the continuing decline in partnership revenues, Justice Investors imposed significant cuts in partnership distributions in fiscal 2003. Cash distributions from the partnership decreased to $1,974,470 in fiscal 2003 from $3,262,896 in fiscal 2002. In August 2003, Justice Investors determined that a further reduction in partnership distributions was appropriate due to the continuing poor performance of the hotel operation, the costs advanced for the construction of the spa and meeting rooms, the relocation of the hotel's administrative offices and the costs for consultants, experts and legal services relating to the physical inspection of the hotel and the partnership's enforcement of the lessee's obligations under the lease. Effective September 2003, monthly partnership distributions were cut an additional 50%, reducing Portsmouth's monthly distribution from $158,962 to $79,480. The limited partners were also advised by Justice Investors that additional cuts could be made in the future if operations do not improve.

The Company's rental property operations improved slightly from fiscal 2002, with the 3-unit apartment building, acquired in February 2002, becoming operational during fiscal 2003 after undergoing substantial renovation after it was acquired. Rental income for fiscal 2003 increased to $419,158 from $339,970 in fiscal 2002 and the Company was able to reduce the loss from rental property operations to $51,118 from $68,695 in fiscal 2002. Those figures include depreciation expenses of $204,268 in fiscal 2003 and $189,592 in fiscal 2002. Management will continue to look to expand the Company's real estate operations and to improve the operations of its existing properties.

Santa Fe's securities portfolio served as the bright spot for the Company's financial performance for fiscal 2003. The Company generated investment income of $1,863,504. In these difficult economic times, we were fortunate in being able to identify investment opportunities which have rewarded our shareholders with significant investment returns. During fiscal 2003, we diversified our portfolio by investing in companies and industries that we believed would be the beneficiaries when the economy turned around. Although we have seen the beginning of that economic recovery and some clarification of the geopolitical situation, we are still in very uncertain times and the markets continue to be subject to unanticipated events that are beyond our control. We will continue in our efforts to balance our investments to minimize those risks while attempting to maximize the return for our shareholders.

Last year management reaffirmed its commitment to return Santa Fe to profitability and a bright future. We made significant strides towards those goals in the past year, but there is much work still to be done. The partnership's hotel operations and the uncertainties surrounding the hotel lease are a significant cloud on the Company's future. We will continue to work diligently to improve that situation and to position the Company for future growth and success.

Sincerely,



John V. Winfield
Chairman of the Board

FINANCIAL HIGHLIGHTS

	June 30, 2003	June 30, 2002
Net Income (Loss) Available to Common Shareholders	$ 940,085	$ (5,106,841)
Basic Income (Loss) Per Share	$ .80	$ (4.33)
Shareholders' Equity	$ 12,573,406	$ 11,633,321
Weighted Average Number of Shares Outstanding	1,178,210	1,178,386

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
Shareholders of Santa Fe Financial Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Santa Fe Financial Corporation and its subsidiaries at June 30, 2003 and the results of its operations and its cash flows for the years ended June 30, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Los Angeles, California
September 26, 2003

CONSOLIDATED BALANCE SHEET

As of June 30,	2003
ASSETS	
Cash and cash equivalents	$ 121,569
Investment in marketable securities	22,475,245
Investment in Justice Investors	5,604,161
Rental properties	4,722,574
Other investments	350,000
Other assets	913,488
Deferred income tax assets	1,159,648
Total assets	$ 35,346,685
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Due to securities broker	$ 5,834,958
Obligations for securities sold	8,404,054
Accounts payable and accrued expenses	985,874
Mortgage notes payable	2,340,252
Total liabilities	17,565,138
Minority interest	5,208,141
Shareholders' equity	
6% Cumulative, convertible, redeemable at the option of the holder, voting preferred stock, par value $.10 per share Authorized shares - 1,000,000 Issued and outstanding - 63,600 Liquidation preference of $858,600	6,360
Common stock, par value $.10 per share Authorized shares - 2,000,000 1,276,038 shares issued and 1,178,210 outstanding	127,604
Additional paid-in-capital	8,807,942
Retained earnings	4,582,337
Treasury stock, at cost, 97,828 shares	(950,837)
Total shareholders' equity	12,573,406
Total liabilities and shareholders' equity	$ 35,346,685

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended June 30,	2003	2002
Real Estate Operations		
Rental income	$ 419,158	$ 339,970
Property operating expense	(195,495)	(160,591)
Mortgage interest expense	(204,268)	(189,592)
Depreciation expense	(70,513)	(58,482)
Loss from real estate operations	(51,118)	(68,695)
General and administrative expenses	(925,695)	(949,195)
Equity in net income of Justice Investors	1,471,217	2,159,887
Other income (loss):		
Net gains (losses) on marketable securities	2,664,131	(9,925,394)
Dividend and interest income	207,603	169,975
Margin interest and trading expenses	(908,229)	(541,487)
Reserve for losses on other investments	(100,000)	(500,000)
Other income	76,850	138,587
Total other income (loss)	1,940,355	(10,658,319)
Income (loss) before income taxes and minority interest	2,434,759	(9,516,322)
Income tax (expense) benefit	(998,989)	3,863,845
Income (loss) before minority interest	1,435,770	(5,652,477)
Minority interest	(444,169)	597,152
Net income (loss)	$ 991,601	$ (5,055,325)
Preferred stock dividend	(51,516)	(51,516)
Income (loss) available to common shareholders	$ 940,085	$ (5,106,841)
Basic earnings (loss) per share	$ 0.80	$ (4.33)
Weighted average number of shares outstanding	1,178,210	1,178,386

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additonal Paid-in Capital	Retained Earnings	Treasury Stock	Total
	Shares	Amount	Shares	Amount				
Balance at June 30, 2001	63,600	$ 6,360	1,276,038	$ 127,604	$ 8,807,942	$ 8,749,093	$ (940,619)	$ 16,750,380
Net loss						(5,055,325)		(5,055,325)
Purchase of treasury stock							(10,218)	(10,218)
Dividends paid to preferred shareholers						(51,516)		(51,516)
Balance at June 30, 2002	63,600	$ 6,360	1,276,038	$ 127,604	$ 8,807,942	$ 3,642,252	$ (950,837)	$ 11,633,321
Net income						991,601		991,601
Dividends paid to preferred shareholders						(51,516)		(51,516)
Balance at June 30, 2003	63,600	$ 6,360	1,276,038	$ 127,604	$ 8,807,942	$ 4,582,337	$ (950,837)	$ 12,573,406

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30,	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 991,601	$ (5,055,325)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Equity in net income of Justice Investors	(1,471,217)	(2,159,887)
Net unrealized (gains) losses on marketable securities	(5,054,377)	7,352,254
Reserve for losses on other investments	100,000	500,000
Minority interest	444,169	(597,152)
Depreciation expense	70,513	58,482
Changes in operating assets and liabilities:		
Restricted cash	-	14,732
Investment in marketable securities	(12,694,221)	12,332,693
Other investments	(150,000)	(500,000)
Other assets	(650,571)	(93,189)
Accounts payable and accrued expenses	756,930	(906,085)
Deferred income tax	768,620	(3,845,665)
Due to securities broker	5,742,685	(2,242,151)
Obligations for securities sold	8,103,334	(6,155,435)
Net cash used in operating activities	(3,042,534)	(1,296,728)
Cash flows from investing activities:		
Cash distributions from Justice Investors	1,974,470	3,262,896
Investment in real estate	-	(840,823)
Purchase of Portsmouth stock	-	(1,625)
Net cash provided by investing activities	1,974,470	2,420,448
Cash flows from financing activities:		
Principal payments on mortgage payable	(26,488)	(21,289)
(Payment) borrowings from mortgage notes payable	(162,564)	462,500
Dividends paid to preferred shareholders	(51,516)	(51,516)
Dividends paid to minority shareholders	(114,455)	(126,235)
Purchase of treasury stock	-	(10,218)
Net cash (used in) provided by financing activities	(355,023)	253,242
Net (decrease) increase in cash and cash equivalents	(1,423,087)	1,376,962
Cash and cash equivalents at the beginning of the period	1,544,656	167,694
Cash and cash equivalents at the end of the period	$ 121,569	$ 1,544,656
Supplemental information:		
Income taxes paid, net of refunds	$ 779,317	$ 500,000
Interest paid	$ 287,513	$ 466,224

See accompanying notes to consolidated financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Santa Fe Financial Corporation ("Santa Fe" or the "Company") was incorporated under the name of Tri Financial Corporation in the State of Nevada on July 25, 1967 as a wholly owned subsidiary of Crateo, Inc, a public company. On October 31, 1969, Crateo issued a one-for-one stock dividend of all of its shares of Tri Financial to its common shareholders. On September 17, 1970, the name of the Corporation was changed to Santa Fe Financial Corporation.

The Company's operations primarily consist of managing a hotel property through its interest in Justice Investors and its rental properties. The Company also derives income from the investment of its cash and securities assets. On December 31, 1997, the Company acquired a controlling 55.4% interest in Intergroup Woodland Village, Inc. ("Woodland Village") from a related party, The InterGroup Corporation ("InterGroup"), which controls approximately 68.8% of the voting stock of the Company. Woodland Village's major asset is a 27-unit apartment complex located in Los Angeles, California.
On February 1, 2002, the Company acquired a three-unit apartment building in Los Angeles.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its 68.8% owned subsidiary, Portsmouth Square, Inc. ("PSI"), and its 55.4% owned subsidiary, Woodland Village. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Investment in Marketable Securities

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company's investment portfolio recorded through the statement of operations.

Due to Securities Broker

Various securities brokers have advanced funds to the Company for the purchase of marketable securities under standard margin agreements.

Obligations for Securities Sold

Obligation for securities sold represents the fair market value of shares sold with the promise to deliver that security at some future date and the fair market value of shares underlying the written call options with the obligation to deliver that security when and if the option is exercised. The obligation may be satisfied with current holdings of the same security or by subsequent purchases of that security. Unrealized gains and losses from changes in the obligation are included in the income statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Rental Properties

Rental properties are stated at cost. Depreciation of rental property is provided on the straight-line method based upon estimated useful lives of 5 to 40 years for buildings and improvements and 5 to 10 years for equipment. Expenditures for repairs and maintenance are charged to expense as incurred and major improvements are capitalized.

The Company reviews its rental property assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If expected future cash flows (undiscounted and excluding interest costs) are less than the carrying value of the rental asset, the asset is written down to its fair value. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economic and market conditions, and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the long-lived asset. No impairment losses have been recorded in 2003 and 2002.

Furniture and Fixtures

Furniture and fixtures are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from 3 to 5 years.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, marketable securities, amounts due to securities broker and obligations for securities sold approximates fair value. The fair value of mortgage notes payable is estimated using discounted cash flows of future payments based on the borrowing rates available to the Company for debt with similar terms and maturities.

Treasury Stock

The Company records the acquisition of treasury stock under the cost method.

Revenue Recognition

The major source of the Company's revenue was its 49.8% interest in Justice Investors, a limited partnership which owns and leases a hotel in San Francisco, California in which the Company's subsidiary, PSI, is both a limited and general partner. PSI and the Company account for the investment under the equity method.

Rental income is recognized when earned. Revenue recognition from apartment rentals commences when an apartment unit is placed in service and occupied by a rent-paying tenant.

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted-average number of common shares is increased to include the number of additional common shares that would have been

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

outstanding if potential dilutive common shares had been issued. The Company's only potentially dilutive common shares are the 6% cumulative, convertible, voting preferred stock. As of June 30, 2003 and 2002, the conversion price is above the market value of the Company's common stock, consequently, the preferred stock is not considered dilutive. Therefore, basic and diluted earnings per share for the year ended June 30, 2003 and 2002 are the same.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred income taxes are determined using the liability method. A deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse.

Reclassifications

Certain prior year balances have been reclassified to conform to the current presentation.

Recently Issued Accounting Standards

In November 2002, The Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), which requires elaborating on the disclosures that must be made by a guarantor in its financial statements about its obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 were required at December 31, 2002 and the recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. The application of FIN 45 did not have a material impact on the Company.

In January 2003, The Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. FIN 46 defines variable interest entities as a corporation, partnership, trusts, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The application of FIN 46 did not have a material impact on the Company.

In April 2003, The Financial Accounting Standards Board (FASB) issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (FAS 149). FAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS 133. The new guidance amends FAS 133 for decisions made: (a) as part of the Derivatives Implementation Group process that effectively required amendments to FAS 133, (b) in connection with other Board projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an "underlying" and the characteristics of a derivative that contains financing components. The amendments set forth in FAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. FAS 149 is generally effective for contracts entered into or modified after June 30, 2003 (with a few exceptions) and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. FAS 149 did not have a material impact on the Company's financial statements.

Statement of Financial Standards No. 150, Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity, which establishes standards for how an issuer is to classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments that would previously have been classified as equity as liabilities (or as assets in some circumstances). Specifically, FAS 150 requires that financial instruments issued in the form of shares that are mandatorily redeemable; financial instruments that embody an obligation to repurchase the issuer's equity shares or are indexed to such an obligation; or financial instruments that embody an unconditional obligation or a conditional obligation that can be settled in certain ways be classified as liabilities. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 25, 2003. Management has evaluated the impact of this statement and has determined that there will be no material effect on the Company's financial position or results of operation.

NOTE 2 - INVESTMENT IN JUSTICE INVESTORS

The Company's principal source of revenue is derived from the management of its 68.8%-owned subsidiary Portsmouth Square, Inc. ("Portsmouth"). Portsmouth has a 49.8% interest in Justice Investors, a California limited partnership ("Justice Investors") and also serves as one of the two general partners. The other general partner, Evon Garage Corporation ("Evon"), serves as the managing general partner. As a general and limited partner, Portsmouth has significant control over the management and operation of the assets of Justice Investors. All significant partnership decisions require the active participation and approval of both general partners. The Company and Evon jointly consult and determine the amount of partnership reserves and the amount of cash to be distributed to the limited partners.

The partnership derives most of its income from a lease of its San Francisco, California hotel property to Felcor Lodging Trust, Inc. ("Felcor") and from a lease of the garage portion of the property to Evon. Santa Fe and Portsmouth jointly manage and oversee their interest in the operation of the hotel and the parking garage.

NOTE 2 - INVESTMENT IN JUSTICE INVESTORS (Continued)

Pursuant to the terms of the partnership agreement, voting rights of the partners are determined according to the partners' entitlement to share in the net profit and loss of the partnership. The Company is not entitled to any additional voting rights by virtue of its position as a general partner. The partnership agreement also provides that no portion of the partnership real property can be sold without the written consent of the general and limited partners entitled to more than 72% of the net profit.

The Company amortizes the difference between the cost basis of its investment in Justice Investors and its share of the net assets in Justice Investors over 40 years.

For the Company's investment in Justice, to the extent that projected future undiscounted cash flows from the operation of the Company's hotel property are less than the carrying value of the asset, the investment would be considered permanently impaired and the carrying value of the asset would be reduced to its fair value.

Condensed financial statements for Justice Investors are as follows:

JUSTICE INVESTORS
CONDENSED BALANCE SHEET

As of June 30,		2003
Assets		
Total current assets	$	126,360
Property, plant and equipment, net of accumulated depreciation of $12,589,362		5,622,698
Land		1,124,128
Loan fees and deferred lease costs, net of accumulated amortization of $256,918		53,570
Total assets	$	6,926,756
Liabilities and partners' capital		
Total current liabilities	$	49,419
Long term debt		3,687,312
Partners' capital		3,190,025
Total liabilities and partners' capital	$	6,926,756

NOTE 2 - INVESTMENT IN JUSTICE INVESTORS (Continued)

CONDENSED STATEMENTS OF OPERATIONS

For the twelve months ended June 30,	2003	2002
Revenues	$ 3,970,868	$ 5,180,311
Costs and expenses	(873,097)	(843,187)
Net income	$ 3,097,771	$ 4,337,124

NOTE 3 - INVESTMENT IN MARKETABLE SECURITIES

The Company's investment portfolio consists primarily of corporate equities. The Company has also invested in income producing securities, which may include interests in real estate based companies and REITs, where financial benefit could inure to its shareholders through income and/or capital gain.

As part of the investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. The Company has no naked short positions. As of June 30, 2003, the Company had obligations for securities sold (equities short) of $8,404,054.

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading with net change in unrealized gains or losses included in earnings. Included in the net gains on marketable securities of $2,564,131 for the year ended June 30, 2003, are net unrealized gains of $5,054,377 and net realized losses of $2,490,246. Included in the net losses on marketable securities of $9,925,394 for the year ended June 30, 2002, are net unrealized losses of $7,352,254 and net realized losses of $2,573,140.

The Company also invests, with the approval of the Securities Investment Committee, in unlisted companies, through private placements. These investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments and are reviewed for impairment on a periodic basis. As of June 30, 2003, the Company had investments in unlisted companies (other investments) of $1,200,000 with a reserve for loss on other investments totaling $850,000. The investment is presented net of the reserve and is disclosed on the balance sheet as other investments.

Other investments are reviewed on a periodic basis based on a review of the most recent financial statements of the unlisted company. Factors such as revenue, cash flows and financial position and other information pertaining to the company are reviewed and evaluated to determine if an impairment loss has occurred.

NOTE 4 - RENTAL PROPERTIES

The Company owns and operates a 27-unit multi-family apartment complex located in Los Angeles, California. On February 1, 2002, the Company purchased a three-unit apartment building located in Los Angeles, California for $785,390. To finance the purchase, the Company obtained a $462,500 mortgage note.

Units are leased on a short-term basis, with no lease extending beyond one year. At June 30, 2003, rental properties included the following:

Investment in real estate:		
Land	$	2,429,950
Buildings, improvements and equipment		2,518,124
Accumulated depreciation on buildings improvements and equipment		(225,500)
	$	4,722,574

NOTE 5 – MORTGAGE NOTES PAYABLE

At June 30, 2003, the balance on mortgage notes payable was $2,340,252. Included in mortgage notes payable balance are two mortgages in the amounts of $1,884,786 and $455,466. The mortgages are collateralized by trust deeds on the respective apartment complexes. The interest rate on the $1,884,786 note is 7.73% for the first 120 months. Principal and interest payments of $13,979 are required monthly until September 23, 2009, at which point, the monthly payments will be recalculated based on a new interest rate of 2.15% in excess of the twelve-month average annual yield of United States Treasury Securities. The new interest rate cannot exceed 11.879%.

In February 1, 2002, the Company obtained a $462,500 mortgage note related to the purchase of the 3-unit apartment building located in Los Angeles, California. That note matures in February 2032. The interest rate is 6.45% for the first 60 months. Beginning February 2005, the interest rate will be adjusted to 2.6% in excess of the rate of savings, borrowings and advances of the Federal Home Loan Bank of San Francisco to Eleventh District Members. The interest rate cannot exceed 11.95% or fall below 6.45%

The annual principal payments on the mortgages and note payable for the five-year period commencing July 1, 2003 are approximately as follows:

Year ending June 30,		
2004	$	28,538
2005		30,747
2006		33,127
2007		35,692
2008		38,456
Thereafter		2,173,692
	$	2,340,252

NOTE 6 - INCOME TAXES

The Company and PSI file separate tax returns for both federal and state purposes. The provision for income taxes benefit (expense) consists of the following:

For the year ended June 30,	2003	2002
Federal		
Current	$ (18,224)	$ 25,290
Deferred	(727,255)	3,679,767
	(745,479)	3,705,057
State		
Current	(212,146)	(7,010)
Deferred	(41,364)	165,798
	(253,510)	158,788
	$ (998,989)	$ 3,863,845

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

For the year ended June 30,	2003	2002
Statutory federal tax rate	34.0%	34.0%
State income taxes, net of federal tax benefit	6.0	6.0
Other	(1.0)	0.6
	39.0%	40.6%

The components of the Company's deferred tax assets and (liabilities) as of June 30, 2003 are as follows:

Deferred tax assets	
Net operating losses carryforwards	$ 1,002,279
Capital losses carryforwards	2,696,122
	3,698,401
Deferred tax liability	
Deferred gain on real estate sale	(852,000)
Unrealized gains on marketable securities	(1,586,357)
State taxes	(100,396)
	(2,538,753)
Net deferred tax asset	$ 1,159,648

NOTE 6 - INCOME TAXES (Continued)

As of June 30, 2003, the Company had net operating losses available for carryforward of $2,732,737 for federal income tax and $827,473 for state purposes. The net operating loss carryforward expires in varying amounts through 2021. As of June 30, 2003, the Company also had net capital losses available for carryforward for income tax purposes totaling approximately $6,351,311. The carryforward expires in varying amounts through 2006.

NOTE 7 – SEGMENT INFORMATION

The Company operates in three reportable segments, the operations of its multi-family residential property, the operation of Justice Investors, and the investment of its cash and securities assets. These three operating segments, as presented in the financial statements, reflect how management internally reviews each segment's performance. Management also makes operational and strategic decisions based on this same information.

Information below represents reporting segments for the year ended June 30, 2003 and 2002. Operating income for rental properties consist of rental income. Operating income from Justice Investors consists of the operations of the hotel and garage included in the equity in net income of Justice Investors. Operating income (losses) for investment transactions consist of net investment gains (losses) and dividend and interest income.

	REAL ESTATE				
Year ended June 30, 2003	**Rental Properties**	**Justice Investors**	**Investment Transactions**	**Other**	**Total**
Operating income	$ 419,158	$ 1,471,217	$ 2,771,734	$ -	$ 4,662,109
Operating expenses	(195,495)	-	(908,229)	-	(1,103,724)
Income before mortgage interest and depreciation	223,663	1,471,217	1,863,505	-	3,558,385
Mortgage interest expenses	(204,268)	-	-	-	(204,268)
Depreciation	(70,513)	-	-	-	(70,513)
General and administrative expenses	-	-	-	(925,695)	(925,695)
Other income	-	-	-	76,850	76,850
Income tax expense	-	-	-	(998,989)	(998,989)
Minority interest	-	-	-	(444,169)	(444,169)
Net income (loss)	$ (51,118)	$ 1,471,217	$ 1,863,505	$ (2,292,003)	$ 991,601
Total assets	$ 4,722,574	$ 5,604,161	$ 22,825,245	$ 2,194,705	$ 35,346,685

NOTE 7 – SEGMENT INFORMATION (Continued)

Year ended June 30, 2002	REAL ESTATE Rental Properties	REAL ESTATE Justice Investors	Investment Transactions	Other	Total
Operating income (loss)	$ 339,970	$ 2,159,887	$ (10,255,419)	$ -	$ (7,755,562)
Operating expenses	(160,591)	-	(541,487)	-	(702,078)
Income (loss) before mortgage interest and depreciation	179,379	2,159,887	(10,796,906)	-	(8,457,640)
Mortgage interest expenses	(189,592)	-	-	-	(189,592)
Depreciation	(58,482)	-	-	-	(58,482)
General and administrative expenses	-	-	-	(949,195)	(949,195)
Other income	-	-	-	138,587	138,587
Income tax benefit	-	-	-	3,863,845	3,863,845
Minority interest	-	-	-	597,152	597,152
Net income (loss)	$ (68,695)	$ 2,159,887	$ (10,796,906)	$ 3,650,389	$ (5,055,325)
Total assets	$ 4,771,419	$ 6,112,335	$ 5,026,647	$ 3,757,511	$ 19,667,912

NOTE 8 - SHAREHOLDERS' EQUITY

On December 31, 1997, the Company issued 31,800 shares of 6% cumulative, convertible voting preferred stock (the "Preferred Stock") in exchange for a 55.4% interest in Woodland Village from InterGroup. As a result of the Company's two-for-one stock split, the number of Preferred Shares was adjusted to 63,600. Each share of Preferred Stock has a liquidation preference of $13.50 and is convertible into one share of restricted common stock of the Company at an exercise price of $13.50 per share, with an eight-year conversion exercise period. The preferred stock has voting rights as if converted into common stock. For the years ended June 30, 2003 and 2002, the Company paid preferred stock dividends of $51,516 and $51,516, respectively, to InterGroup.

NOTE 9 - RELATED PARTY TRANSACTIONS

As of June 30, 2003, InterGroup owned approximately 62.9% of the Company's outstanding common stock and 100% of the Company's preferred stock for a total of 64.8% of all outstanding voting stock. In addition, the Chairman and Chief Executive Officer of InterGroup, who is also the Company's Chairman and Chief Executive Officer, owned approximately 4.2% of the Company's outstanding voting stock as of June 30, 2003. Effective June 30, 1998, the Company's Chairman and Chief Executive Officer entered into a voting trust agreement with InterGroup, giving InterGroup the power to vote the shares that he owns in the Company. As a result of that agreement, InterGroup has the power to vote approximately 68.8% of the voting shares of the Company.

NOTE 9 - RELATED PARTY TRANSACTIONS (Continued)

The InterGroup Corporation allocates corporate expenses to the Company and its subsidiary based on management's estimate of the pro rata utilization of resources. During the years ended June 30, 2003 and 2002, the Company and Portsmouth made payments to InterGroup of approximately $170,656 and $222,900, respectively, for administrative costs and reimbursement of direct and indirect costs associated with the management of the Companies and their investments, including the partnership asset.

For the years ended June 30, 2003 and 2002, the Company paid preferred stock dividends of $51,516 and $51,516, respectively, to InterGroup.

All of the Company's Directors serve as directors of InterGroup and all three of the Company's Directors serve on the Board of Portsmouth.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

The Company may from time to time make forward-looking statements and projections concerning future expectations. When used in this discussion, the words "estimate," "project," "anticipate" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, such as the impact of terrorism and war on the national and international economies, including tourism and securities markets, general economic conditions and increased competition in the hotel industry in the San Francisco area, partnership distributions, securities markets, litigation and other factors, including natural disasters, and those discussed below, that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

The Company's principal sources of revenue continue to be derived from the investment of its 68.8% owned subsidiary, Portsmouth, in the Justice Investors limited partnership, rental income from its investments in multi-family real estate properties and income received from investment of its cash and securities assets. The partnership derives most of its income from a lease of its hotel property to Felcor and from a lease with Evon Garage Corporation.

Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended June 30, 2002

The Company had net income of $991,601 for the year ended June 30, 2003 as compared to a net loss of $5,055,325 for the year ended June 30, 2002. This was primarily due to the change to net gains from net losses on marketable securities and other investments partially offset by the decrease in net equity income of Justice Investors and the increase in margin interest and trading expenses.

Rental revenue increased to $419,158 from $339,970 and total property costs and expenses increased to $470,276 from $408,665. Both increases were due to the purchase of a 3-unit multi-family complex located in Los Angeles, California in February 2002.

The decrease in equity in net income of Justice Investors to $1,471,217 in fiscal 2003 from $2,159,887 in fiscal 2002 was primarily attributable to the inclusion of approximately $300,000 from an arbitration settlement payment from the hotel lessee in fiscal 2002 and a decline in hotel revenues of approximately 13.3%. Average daily room rates declined to approximately $90 in fiscal 2003 from approximately $115 in fiscal 2002. Although average monthly occupancy rates increased modestly to approximately 67% from 62% in fiscal 2002, the increase was not sufficient to offset the decline in average daily room rates. A combination of factors continued to impact the hotel operations. First, the San Francisco Bay Area has been very slow to recover from the devastating impact that the terrorist attacks of September 11, 2001 had on tourism and the hospitality industry. Second, the weak economy in the Bay Area, as result of the failure of numerous internet and technology companies, coupled with corporate relocations, has decreased business travel. Third, the hotel has faced increased competition from new properties and from higher end properties that have cut room rates in an effort to capture a share of a declining market. Based on industry reports, management is expecting a slow recovery in the San Francisco hotel marketplace.

Net gains (losses) on marketable securities changed to net gains of $2,564,131 for the year ended June 30, 2003 from net losses of $9,925,394 for the fiscal year ended June 30, 2002. For the year ended June 30, 2003, the Company had net unrealized gains of $5,054,377 and net realized losses of $2,490,246. For the year ended June 30, 2002, the Company had net unrealized losses of $7,352,254 and net realized losses of $2,573,140. During the 2003 fiscal year, the Company recorded an impairment loss of $100,000 in other investments compared to $500,000 in the previous year. Gains and losses on marketable securities may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net income. However, the amount of gain or loss on marketable securities for any given period may have no predictive value and variations in amount from period to period may have no analytical value. For a more detailed description of the composition of the Company's marketable securities please see the Marketable Securities section below.

Dividend and interest income increased to $207,603 from $169,975 as a result of the Company investing in more income yielding securities. Margin interest and trading expenses increased to $908,229 from $541,487 primarily due to the $653,532 performance bonus given to the President of the Company based on the results of the Company's investment portfolio for the year ended June 30, 2003. The increase was offset by the decrease in margin interest expense to $97,786 from $276,632 due to the maintenance of lower average daily margin balances in 2003.

Other income decreased to $76,850 from $138,587 primarily due to an additional management fee received in the amount of $23,381 during the quarter ended March 31, 2002 from Justice Investors. No additional management fees were received in the current year. The remaining balance of other income represent nominal amounts received for interest and other income.

The provision for income taxes changed to a tax expense of $998,989 from a tax benefit of $3,863,845 as the result of higher income generated in the current year.

Minority interest changed to minority expense of $444,169 from minority benefit of $597,152 as a result of income generated by the Company's subsidiary, Portsmouth during the current year.

MARKETABLE SECURITIES

The Company's investment portfolio consists primarily of marketable securities and is diversified with 110 different equity positions. Only one individual equity security is more than 5% of the total equity value of the portfolio. This individual security represents approximately 6.2% of the total equity value of the entire portfolio. The amount of the Company's investment in any particular issuer may increase or decrease, and additions or deletions to its securities portfolio may occur, at any time. While it is the internal policy of the Company to limit its initial investment in any single equity to less than 5% of its total portfolio value, that investment could eventually exceed 5% as a result of equity appreciation or reduction of other positions. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. As of June 30, 2003, the market value of the Company's marketable securities was $22,475,245.

MARKETABLE SECURITIES (Continued)

The following table shows the composition of the Company's marketable securities by selected industry groups as of June 30, 2003.

Industry Group	Market Value	Percentage of Total Investment Securities
Electric, pipelines, oil and gas	$ 7,169,861	31.9%
Semiconductor, software, internet and computer	4,113,635	18.3%
Telecommunications	3,653,430	16.3%
Airlines and defense	1,647,958	7.3%
Retail, food and consumer goods	1,385,620	6.2%
REITs, lodging, home builders and hotels	1,262,019	5.6%
Chemicals, building materials, machinery, metals and mining	1,200,416	5.3%
Insurance	947,213	4.2%
Other	1,095,093	4.9%
	$ 22,475,245	100.0%

The Company's securities investments are made under the supervision of a Securities Investment Committee of the Board of Directors. The Committee currently has three members and is chaired by the Company's Chairman of the Board and President, John V. Winfield. The Committee has delegated authority to manage the portfolio to the Company's Chairman and President together with such assistants and management committees he may engage. The Committee has established investment guidelines for the Company's investments. These guidelines presently include: (i) corporate equity securities should be listed on the New York or American Stock Exchanges or the Nasdaq NMS Market; (ii) securities should be priced above $5.00 per share; and (iii) investment in a particular issuer should not exceed 5% of the market value of the total portfolio. The investment policies do not require the Company to divest itself of investments, which initially meet these guidelines but subsequently fail to meet one or more of the investment criteria. Non-conforming investments require the approval of the Securities Investment Committee. The Committee has in the past approved non-conforming investments and may in the future approve non-conforming investments. The Securities investment Committee may modify these guidelines at any time from time to time.

As part of its investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. As of June 30, 2003, the Company had obligations for securities sold (equities short) of $8,404,054. The Company has no naked short positions. In addition, the Company may utilize margin for its marketable securities purchases through the use of standard margin agreements with national brokerage firms. The use of available leverage is guided by the business judgment of management and is subject to any internal investment guidelines, which may be imposed by the Securities Investment Committee. The margin used by the Company may fluctuate depending on market conditions. The use of leverage could be viewed as risky and the market values of the portfolio may be subject to large fluctuations. As of June 30, 2003, the Company had a margin balance of $5,834,958.

MARKETABLE SECURITIES (Continued)

The following table shows the net gain or loss on the Company's marketable securities and the associated margin interest and trading expenses for the years ended June 30, 2003 and 2002.

	Year Ended June 30, 2003	Year ended June 30, 2002
Net gain (losses) on marketable securities	$ 2,564,131	$ (9,925,394)
Dividend and interest income	207,603	169,975
Margin interest	(97,786)	(276,632)
Trading and management expenses	(810,444)	(264,855)
Investment income (loss)	$ 1,863,504	$ (10,296,906)

FINANCIAL CONDITION AND LIQUIDITY

The Company's cash flows are primarily generated by its subsidiary's interest in the Justice Investors limited partnership, which derives the majority of its income from its lease with Felcor and a lease with Evon. In addition to the monthly limited partnership distributions it receives from Justice Investors, the Company's subsidiary also receives monthly management fees as a general partner. The Company also derives revenue from its investment in multi-family real estate properties and the investment of its cash and securities assets.

As a result of the significant decline in partnership revenues due to the slowdown in the San Francisco area economy, increased competition and the continuing impact that the terrorist attacks of September 11, 2001 and the uncertain geopolitical situation have had on tourism and the hospitality industry, Justice Investors cut partnership distributions by 20% in May of 2002 and eliminated its special year-end partnership distribution in December 2002. Effective March 2003, a further reduction of 5% in partnership distributions was made, which decreased Portsmouth's monthly distribution to $158,962. As a result, cash distributions received from Justice Investors decreased to $1,974,470 in 2003 from $3,262,896 in 2002. The limited partners were advised that, if hotel revenues do not meet budget projections, further reductions in the monthly distributions would have to be made in the future.

The general partners of Justice Investors continue to review and analyze the operations of the hotel on a monthly basis to determine an appropriate monthly distribution. In August 2003, Justice Investors determined that a further reduction in partnership distributions was appropriate due to the continuing poor performance of the hotel operation, costs advanced for the construction of the spa, new meeting rooms, the relocation of the hotels administrative offices and other anticipated expenses. Effective with the September 2003 distribution through December 2003, monthly partnership distributions will be cut an additional 50% reducing Portsmouth's monthly distribution amount to $79,480. Justice Investors also determined that it would not borrow against its line of credit to support partnership distributions. The general partners will continue to closely monitor the operating results and partnership expenses and will make appropriate adjustments to partnership distributions as required.

FINANCIAL CONDITION AND LIQUIDITY (Continued)

The Company does not consider Felcor and Evon, the two significant lessees of the hotel property, to be a credit risk. Evon has been the garage lessee since the property became operational and has never missed a rent payment in over thirty years of operations. The garage is subleased by Evon to Ampco Parking, a major parking garage operating company. Felcor Lodging Trust, Inc. is a public company listed on the New York Stock Exchange (NYSE: FCH) and is one of the largest real estate investment trusts in the United States. Portsmouth monitors Felcor's public filings on a regular basis. The hotel lease provides for significant minimum annual rent of $2,500,000. There is no indication that Felcor will not be able to meet its rental obligations in the future. As a general partner in Justice Investors, Portsmouth also works with the managing general partner in overseeing Felcor's compliance with the other provisions of its lease. The Company's accounting policy for assessing and measuring impairment of the Company's investment in Justice is to review any recent sales of hotels in the San Francisco area and compare them to the hotel owned by Justice. Management also reviews the monthly and quarterly performance of the hotel (occupancy levels, average room rate, parking revenues, etc.,) to determine impairment. As of June 30, 2003, no impairment write down was considered necessary.

In July 2002, Justice Investors entered into a lease with Tru Spa, LLC, which was amended effective January 1, 2003. The lease premises consist of approximately 5,400 square feet of space on the lobby level of the hotel for the construction and operation of a health and beauty spa. The term of the lease is for ten years commencing with the opening of the spa on June 1, 2003, with a five year option to extend the term. The spa lease provides for minimum monthly rent of $11,925, additional rent of $2,072 (up to a total of $250,000 to help defray certain relocation construction costs) and other tenant fees. Under the terms of the spa lease, Justice was responsible for up to $1,497,586 in leasehold improvements, which were paid using the partnership's line of credit. As of June 30, 2003, the outstanding balance on the partnership's line of credit was $3,687,000. It is expected that the spa lease will be essentially revenue neutral to the partnership, but should help the hotel to be more competitive in a difficult marketplace by providing greater amenities to its guests.

The hotel industry in San Francisco was particularly hard hit by the impact that the terrorist attacks had on tourism and the hospitality industry in general. The impact of those attacks, coupled with the uncertain geopolitical situation, the slow down in the Bay Area economy and increased competition have made for a very challenging environment. Because of this, the economic recovery in the Bay Area has lagged behind that of many other cities. Although the Company has suffered a significant decline in revenues and partnership distributions as a result of those events, management believes that the net cash flow generated from future operating activities and its capital resources will be adequate to meet its current and future obligations. However, with a reduction in partnership distributions, Portsmouth may reconsider its dividend policy.

The Company has no off balance sheet arrangements.

FINANCIAL CONDITION AND LIQUIDITY (Continued)

The Company's only contractual obligations and commercial commitments are its mortgages and note payable. The annual principal payments on the mortgages and note payable for the five-year period commencing July 1, 2004 are approximately as follows:

Year ending June 30,			
2004		$	28,538
2005			30,747
2006			33,127
2007			35,692
2008			38,456
Thereafter			2,173,692
	Total	$	2,340,252

IMPACT OF INFLATION

Hotel room rates are typically impacted by supply and demand factors, not inflation, since rental of a hotel room is usually for a limited number of nights. Room rates can be, and usually are, adjusted to account for inflationary cost increases. To the extent that Felcor is able to adjust room rates, there should be minimal impact on partnership revenues due to inflation. Partnership revenues are also subject to interest rate risks, which may be influenced by inflation. For the two most recent fiscal years, the impact of inflation on the Company's income is not viewed by management as material. The impact of inflation on the Company's multifamily real estate is also not viewed by management as material.

CRITICAL ACCOUNTING POLICIES

The Company reviews its long-lived assets, including its investments in rental properties, and other investments for impairment when circumstances indicate that a potential loss in carrying value may have occurred. To the extent that projected future undiscounted cash flows from the operation of the Company's hotel property and rental properties are less than the carrying value of the assets, the carrying value of the assets are reduced to their fair value. For other investments, the Company reviews the investment's operating results, financial position and other relevant factors to determine whether the estimated fair value of the asset is less than the carrying value of the asset.

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading with net change in unrealized gains or losses included in earnings.

The Company's other accounting policies are straightforward in their application.

MARKET FOR SANTA FE'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Effective November 12, 2003, Santa Fe's common stock began trading on the OTC Bulletin Board (OTCBB) under the symbol SFEF. Prior to that, its common stock traded on the Small-Cap Market tier of The NASDAQ Stock Market, Inc. ("Nasdaq") under the symbol SFEF. The following table sets forth the range of high and low sales prices for Santa Fe's common stock for each full quarterly period for the fiscal years ended June 30, 2003 and June 30, 2002, as reported by Nasdaq.

Fiscal 2003	High	Low
First Quarter (7/1 to 9/30)	$ 11.51	$ 9.60
Second Quarter (10/1 to 12/31)	$ 11.00	$ 8.75
Third Quarter (1/1 to 3/31)	$ 8.83	$ 8.71
Fourth Quarter (4/1 to 6/30)	$ 16.85	$ 8.49

Fiscal 2001	High	Low
First Quarter (7/1 to 9/30)	$ 13.50	$ 11.25
Second Quarter (10/1 to 12/31)	$ 12.85	$ 11.65
Third Quarter (1/1 to 3/31)	$ 14.00	$ 10.30
Fourth Quarter (4/1 to 6/30)	$ 12.40	$ 11.25

As of January 9, 2004, the approximate number of holders of record of the Company's common stock was 328. Such number of owners was determined from the Company's shareholders records and does not include beneficial owners of the Company's common stock whose shares are held in the names of various brokers, clearing agencies or other nominees. There are approximately 550 beneficial shareholders of the Company's common stock.

DIVIDENDS

On February 1, 2000, the Board of Directors of the Company determined that it did not foresee the Company paying any cash dividends on its Common Stock in the immediate future. Instead, it is the intent of the Company to deploy its capital in a manner to increase its operating activities.

On December 31, 1997, the Company issued 31,800 shares of 6% cumulative, convertible voting preferred stock (the "Preferred Stock") in exchange for a 55.4% interest in Woodland from InterGroup. As a result of the Company's two-for-one stock split, the number of Preferred Shares was adjusted to 63,600. Each share of Preferred Stock has a liquidation preference of $13.50 and is convertible into one share of restricted common stock of the Company at an exercise price of $13.50 per share, with an eight-year conversion exercise period. The preferred stock has voting rights as if converted into common stock. During the year ended June 30, 2003 and 2002, the Company paid dividends of $51,516 and $51,481, respectively.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Santa Fe has no securities authorized for issuance under equity compensation plans.

Board of Directors and Executive Officers

JOHN V. WINFIELD
Chairman of the Board, President, and Chief Executive Officer
Executive Officer of Santa Fe Financial Corporation, Portsmouth Square, Inc. and The InterGroup Corporation

JOHN C. LOVE
Director
Certified Public Accountant; International Hospitality and Tourism Consultant; Hotel Broker

DAVID T. NGUYEN
Treasurer and Controller
Santa Fe Financial Corporation, Portsmouth Square, Inc. and The InterGroup Corporation

WILLIAM J. NANCE
Director
Certified Public Accountant; President, Century Plaza Printers, Inc. and Private, Consultant (real estate and banking)

MICHAEL G. ZYBALA
Vice President, Secretary, and *General Counsel*
Santa Fe Financial Corporation and Portsmouth Square, Inc.; Assistant Secretary and Counsel The InterGroup Corporation

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ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's Annual Report for the year ended June 30, 2003 to the Securities and Exchange Commission on Form 10-KSB may be obtained upon written request to:

Michael G. Zybala, Secretary
Santa Fe Financial Corporation
820 Moraga Drive
Los Angeles, California 90049

The Company's 2003 Form 10-KSB and Quarterly Reports on Form 10-QSB are also available through the Securities and Exchange Commission's web site (http://www.sec.gov).

AUDITORS
PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, California 90071

STOCK TRANSFER AGENT
U.S. Stock Transfer Corporation
1745 Gardena Avenue, Suite 200
Glendale, California 91204-2991
(818) 502-1404; (800) 835-8778
Website: www.usstock.com